Exhibit 99.3

DOMINION DIAMOND CORPORATION
(the “Corporation”)

AMENDMENT NO. 1 TO BY-LAW NO. 1

By-law No. 1 of the Corporation is amended as follows:

1.	To delete Section 3.6 of By-law No. 1 in its entirety.

2.	To delete Section 8.1 of By-law No. 1 in its entirety and to substitute therefore the following:

“Chairperson, Secretary and Scrutineers

The chairperson of any meeting of shareholders shall be the first mentioned of such of the following persons as have been appointed and who is present at the meeting: chairperson of the Board; a director of the Corporation who has been appointed by the Board as chairperson of the meeting; any other person who has been selected to act as chairperson of the meeting by the Board; president of the Corporation; or a vice-president of the Corporation who is a shareholder. If no such person is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairperson. If the secretary of the Corporation is absent, the chairperson shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting.”

3.	To delete Section 8.3 of By-law No. 1 in its entirety and to substitute therefor the following:

“Quorum

A quorum for the transaction of business at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for or representative of such a shareholder and together holding or representing in the aggregate not less than 25% of the outstanding shares of the Corporation entitled to be voted at the meeting. If a quorum is not present at the opening of a meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place, and at the adjourned meeting a quorum will be those individuals present.”

4.	To delete Section 8.7 of By-law No. 1 in its entirety.

This amendment was adopted by resolution of the directors of the Corporation on May 6, 2017.

(Signed) “James K. Gowans”	(Signed) “Jill Rowe”
Chairman	Corporate Secretary

This amendment was confirmed by ordinary resolution of the shareholders of the Corporation on June 13, 2017.

(Signed) “James K. Gowans”	(Signed) “Jill Rowe”
Chairman	Corporate Secretary